EXHIBIT 99.1

XTRA-GOLD RESOURCES CORP.

XTRA-GOLD RESOURCES CORP.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

for the Nine Months Ended

September 30, 2020

(expressed in U.S. Dollars, except where noted)

NOTICE TO READER

The accompanying unaudited interim consolidated financial statements of Xtra-Gold Resources Corp. (the "Company") have been prepared by and are the responsibility of management. The unaudited condensed interim consolidated financial statements have not been reviewed by the Company's auditors.

XTRA-GOLD RESOURCES CORP.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Expressed in U.S. Dollars)

AS AT	Sept. 30, 2020 (Unaudited)	December 31, 2019

ASSETS
Current
Cash and cash equivalents	$5,802,808	$3,981,239
Investment in trading securities, at fair value cost of $1,652,845 (December 31, 2019 - $712,348) (Note 4)	1,867,178	887,143
Receivables and other assets	96,914	177,441
Inventory	263,781	393,034
Total current assets	8,030,681	5,438,857

Restricted cash (Note 7)	296,322	296,322
Equipment (Note 5)	691,955	405,724
Mineral properties (Note 6)	734,422	734,422

TOTAL ASSETS	$9,753,380	$6,875,325

LIABILITIES AND EQUITY

Current
Accounts payable and accrued liabilities	$198,471	$147,313
Warrant liability (Note 8)	-	137,313
Asset retirement obligation (Note 7)	154,283	158,914
Total current liabilities	352,754	443,540

Total liabilities	352,754	443,540

Equity
Capital stock (Note 8)
Authorized - 250,000,000 common shares with a par value of $0.001
Issued and outstanding
46,873,617 common shares (December 31, 2019 - 45,844,117 common shares)	46,873	45,844
Additional paid in capital	31,956,056	31,523,284
Shares in treasury	-	(9,430)
Accumulated deficit	(22,385,244)	(24,673,390)

Total Xtra-Gold Resources Corp. stockholders' equity	9,617,685	6,886,308
Non-controlling interest	(217,059)	(454,523)

Total equity	9,400,626	6,431,785

TOTAL LIABILITIES AND EQUITY	$9,753,380	$6,875,325

History and organization of the Company (Note 1)	APPROVED ON BEHALF OF THE BOARD
Continuance of operations (Note 2)
Contingency and commitments (Note 13)	"James Longshore"	"James Schweitzer"
	Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

XTRA-GOLD RESOURCES CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS

(Expressed in U.S. Dollars)

(Unaudited)

	Three Month Period Ended Sept. 30		Nine Month Period Ended Sept. 30
	2020	2019	2020	2019

EXPENSES
Amortization	$48,135	$36,658	$115,078	$105,052
Exploration	174,057	109,508	503,460	336,855
General and administrative	155,974	104,911	359,672	237,783

LOSS BEFORE OTHER ITEMS	(378,166)	(251,077)	(978,210)	(679,690)

OTHER ITEMS
Foreign exchange (loss) gain	(166,499)	(67,494)	(276,212)	63,581
Net gain (loss) on sales of trading securities	288,004	1,234,522	932,195	1,491,462
Other income	8,415	12,133	35,370	33,144
Recovery of gold	1,143,127	620,612	2,867,364	1,516,611
Change in fair value warrant derivative liability	-	4,613	40,095	93,524
	1,273,047	1,804,386	3,598,812	3,198,322

Consolidated income (loss) for the period	894,881	1,553,309	2,620,602	2,518,632
Income tax	(94,992)	-	(94,992)	-
Net gain before non-controlling interest	799,889	1,553,309	2,525,610	2,518,632
Net gain attributable to non-controlling interest	(85,708)	(52,224)	(237,464)	(123,441)

Net income attributable to Xtra-Gold Resources Corp.	$714,181	$1,501,085	$2,288,146	$2,395,191

Basic income attributable to common shareholders per common share	0.02	$0.03	0.05	$0.05
Diluted income attributable to common shareholders per common share	0.02	$0.03	0.05	$0.05

Basic weighted average number of common shares outstanding	46,709,062	46,041,247	46,576,004	46,177,694
Diluted weighted average number of common shares outstanding	49,097,562	49,906,247	48,964,504	50,042,694

The accompanying notes are an integral part of these consolidated financial statements.

XTRA-GOLD RESOURCES CORP.

CONDENSED CONSOLIDATED STATEMENT OF EQUITY

(Expressed in U.S. Dollars)

(Unaudited)

	Common Stock
	Number of Shares	Amount	Additional Paid in Capital	Shares in Treasury	Accumulated Deficit	Non- Controlling Interest	Total

Balance, December 31, 2018	46,245,917	$46,246	$31,636,385	-	$(26,921,347)	$(594,913)	$4,166,371
Stock-based compensation	-	-	(12,806)	-	-	-	(12,806)
Repurchase of shares	(295,300)	(295)	(84,794)	-	-	-	(85,089)
Income for the period	-	-	-	-	2,395,191	123,441	2,518,632
Balance, Sept. 30, 2019	45,950,617	$45,951	31,538,785	-	(24,526,156)	(471,472)	6,587,108
Stock-based compensation	-	-	23,448	-	-	-	23,448
Repurchase of shares	(106,500)	(107)	(38,949)	-	-	-	(39,056)
Shares in treasury	-	-	-	(9,430)	-	-	(9,430)
Income for the period	-	-	-	-	(147,234)	16,949	(130,285)
Balance, December 31, 2019	45,844,117	45,844	31,523,284	(9,430)	(24,673,390)	(454,523)	6,431,785
Stock-based compensation	-	-	90,151	-	-	-	90,151
Exercise of warrants	885,000	885	332,362	-	-	-	333,247
Exercise of stock options	346,500	346	79,587	-	-	-	79,933
Repurchase of shares	(202,000)	(202)	(69,328)	9,430	-	-	(60,100)
Shares in treasury	-	-	-	-	-	-	-
Income for the period	-	-	-	-	2,288,146	237,464	2,525,610
Balance, Sept. 30, 2020	46,873,617	46,873	31,956,056	-	(22,385,244)	(217,059)	9,400,626

The accompanying notes are an integral part of these consolidated financial statements.

XTRA-GOLD RESOURCES CORP.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in U.S. Dollars)

	Nine Month Period Ended Sept. 30, 2020	Nine Month Period Ended Sept. 30, 2019

CASH FLOWS FROM OPERATING ACTIVITIES
Income for the period	$2,525,610	$2,518,632
Adjustment to reconcile net loss to net cash used in operating activities:
Amortization	115,078	105,052
Change in asset retirement obligation	(4,631)	(16,971)
Stock-based compensation	90,151	(12,806)
Change in fair value warrant derivative liability	(137,313)	(93,524)
Unrealized foreign exchange gain	(178,782)	(103,640)
Purchase of trading securities	(825,039)	(479,051)
Proceeds on sale of trading securities	955,981	1,903,320
Net loss (gain) on sales of trading securities	(932,195)	(1,491,462)
Changes in non-cash working capital items:
Decrease in receivables and other assets	80,527	(37,126)
Decrease (increase) in inventory	129,253	42,391
Increase (decrease) in accounts payable and accrued liabilities	51,158	(154,538)
Net cash provided (used) in operating activities	1,869,798	2,108,277

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of equipment	(401,309)	(47,170)
Net cash used in investing activities	(401,309)	(47,170)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of warrants	333,247	-
Proceeds from exercise of stock options	79,933	-
Repurchase of capital stock	(60,100)	(85,089)
Net cash used in financing activities	353,080	(85,089)

Change in cash and cash equivalents during the period	1,821,569	2,048,018
Cash and cash equivalents, beginning of the year	4,277,561	2,860,447

Cash and cash equivalents, end of the period	$6,099,130	$4,908,465

Cash and Cash Equivalents and Restricted Cash Comprises
Cash and cash equivalents	$5,802,808	$4,612,143
Restricted cash	296,322	296,322

Cash and cash equivalents	$6,099,130	$4,908,465

Supplemental disclosure with respect to cash flows (Note 10)

The accompanying notes are an integral part of these consolidated financial statements.

XTRA-GOLD RESOURCES CORP. NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Expressed in U.S. Dollars) September 30, 2020

1. HISTORY AND ORGANIZATION OF THE COMPANY

Xtra-Gold Resources Corp., previously Silverwing Systems Corporation, was incorporated under the laws of the State of Nevada on September 1, 1998, pursuant to the provisions of the Nevada Revised Statutes. In 2003, the Company became a resource exploration company. On November 30, 2012, the Company redomiciled from the USA to the British Virgin Islands.

In 2004, the Company acquired 100% of the issued and outstanding capital stock of Canadiana Gold Resources Limited ("Canadiana") and 90% of the issued and outstanding capital stock of Goldenrae Mining Company Limited ("Goldenrae").  Both companies are incorporated in Ghana and the remaining 10% of the issued and outstanding capital stock of Goldenrae is held by the Government of Ghana.  On December 21, 2005, Canadiana changed its name to Xtra-Gold Exploration Limited ("XG Exploration"). On January 13, 2006, Goldenrae changed its name to Xtra-Gold Mining Limited ("XG Mining").

2. CONTINUANCE OF OPERATIONS - GOING CONCERN

The Company is in development as an exploration company.  It may need financing for its exploration and acquisition activities.  Although the Company has incurred a gain of $2,288,146 for the period ended September 30, 2020, it has an accumulated a deficit of $22,385,244.  Results for the period ended September 30, 2020 are not necessarily indicative of future results.  The uncertainty of gold recovery and he fact the Company does not have a demonstrably viable business to provide future funds, raises substantial doubt about its ability to continue as a going concern for one year from the issuance of the financial statements.  The ability of the Company to continue as a going concern is dependent on the Company's ability to raise additional capital and implement its business plan, which is typical for junior exploration companies.  The financial statements do not include any adjustments related to the recoverability and classification of asset amounts or the classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Management of the Company ("Management") is of the opinion that sufficient financing will be obtained from external sources and further share issuances will be made to meet the Company's obligations.  The Company's discretionary exploration activities do have considerable scope for flexibility in terms of the amount and timing of exploration expenditure, and expenditures may be adjusted accordingly if required.

3. SIGNIFICANT ACCOUNTING POLICIES

Generally accepted accounting principles

These unaudited condensed consolidated financial statements have been prepared in conformity with generally accepted accounting principles of the United States of America ("US GAAP") for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. generally accepted accounting principles for complete annual financial statements. Therefore, these unaudited condensed consolidated financial statements should be read in conjunction with our audited consolidated financial statements and notes thereto for the year ended December 31, 2019, included in our Annual Report on Form 20-F, filed with the SEC on March 26, 2020. These statements reflect all adjustments, consisting of normal recurring adjustments, which, in the opinion of management, are necessary for fair presentation of the information contained therein. The financial statements and notes are representations of the Company's management and its board of directors, who are responsible for their integrity and objectivity.

Principles of consolidation

These unaudited condensed consolidated financial statements include the accounts of the Company, its wholly owned subsidiaries, XG Exploration (from February 16, 2004) and its 90% owned subsidiary, XG Mining (from December 22, 2004). All intercompany accounts and transactions have been eliminated on consolidation.

Use of estimates

The preparation of condensed consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.  Significant areas requiring the use of estimates include the carrying value and recoverability of mineral properties, inputs used in the calculation of stock-based compensation and warrants, inputs used in the calculation of the asset retirement obligation, and the valuation allowance applied to deferred income taxes.  Actual results could differ from those estimates, and would impact future results of operations and cash flows.

XTRA-GOLD RESOURCES CORP. NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Expressed in U.S. Dollars) September 30, 2020

Cash and cash equivalents

The Company considers highly liquid investments with original maturities of three months or less to be cash equivalents.  At September 30, 2020 and December 31, 2019, cash and cash equivalents consisted of cash held at financial institutions.

The Company has been required by the Ghanaian government to post a bond for environmental reclamation.  This cash has been recorded as restricted cash, a non-current asset.

Receivables

Management has evaluated all receivables and has provided allowances for accounts where it deems collection doubtful. As of September 30, 2020 and December 31, 2019, the Company had not recorded any allowance for doubtful accounts.

Inventory

Inventories are initially recognized at cost and subsequently stated at the lower of cost or net realizable value. The Company's inventory consists of raw gold.  Costs are determined using the first-in, first-out ("FIFO") method and includes expenditures incurred in extracting the raw gold, other costs incurred in bringing them to their existing location and condition, and the cost of reclaiming the disturbed land to a natural state.

Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs necessary to make the sale. Inventories are written down to net realizable value when the cost of inventories is not estimated to be recoverable due to declining selling prices, or other issues related to the sale of gold.

Recovery of gold

Recovery of gold and other income is recognized when title and the risks and rewards of ownership to delivered bullion and commodities pass to the buyer and collection is reasonably assured.

Trading securities

The Company's trading securities are reported at fair value, with realized and unrealized gains and losses included in earnings.

Non-Controlling Interest

The consolidated financial statements include the accounts of XG Mining (from December 22, 2004).  All intercompany accounts and transactions have been eliminated upon consolidation.  The Company records a non-controlling interest which reflects the 10% portion of the earnings (loss) of XG Mining allocable to the holders of the minority interest.

Equipment

Equipment is recorded at cost and is being amortized over its estimated useful lives using the declining balance method at the following annual rates:

Furniture and equipment	20%

Computer equipment	30%

Vehicles	30%

Mining and exploration equipment	20%

XTRA-GOLD RESOURCES CORP. NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Expressed in U.S. Dollars) September 30, 2020

Mineral properties and exploration and development costs

The costs of acquiring mineral rights are capitalized at the date of acquisition. After acquisition, various factors can affect the recoverability of the capitalized costs. If, after review, management concludes that the carrying amount of a mineral property is impaired, it will be written down to estimated fair value.  Exploration costs incurred on mineral properties are expensed as incurred.  Development costs incurred on proven and probable reserves will be capitalized.  Upon commencement of production, capitalized costs will be amortized using the unit-of-production method over the estimated life of the ore body based on proven and probable reserves (which exclude non-recoverable reserves and anticipated processing losses).  When the Company receives an option payment related to a property, the proceeds of the payment are applied to reduce the carrying value of the exploration asset.

Impairment of non-financial assets

At the end of each reporting period, the Company reviews the carrying amounts of its non-financial assets with finite lives to determine whether there is any indication that those assets are impaired. Where such an indication exists, the recoverable amount of the asset is estimated. For the purpose of measuring recoverable amounts, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units or "CGUs"). The recoverable amount is the higher of an asset's fair value less costs of disposal and value in use (being the present value of the expected future cash flows of the relevant asset or CGU). An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount.

The Company has assessed the assets of all its operating entities and has determined that no impairment was considered necessary for the Company's non-financial assets as at September 30, 2020 or at December 31, 2019.

Long-lived assets

Long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  For purposes of evaluating the recoverability of long-lived assets, the recoverability test is performed using undiscounted net cash flows related to the long-lived assets.  If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.  Assets to be disposed of are reported at the lower of their carrying amount or fair value less costs to sell.

Asset retirement obligations

The Company records the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the long-lived assets.  The Company also records a corresponding asset which is amortized over the life of the asset.  Subsequent to the initial measurement of the asset retirement obligation, the obligation is adjusted at the end of each period to reflect the passage of time (accretion expense) and changes in the estimated future cash flows underlying the obligation (asset retirement cost).

Stock-based compensation

The Company accounts for stock compensation arrangements under ASC 718 "Compensation - Stock Compensation" using the fair value based method. Under this method, compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. This guidance establishes standards for the accounting for transactions in which an entity exchanges it equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments.

XTRA-GOLD RESOURCES CORP. NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Expressed in U.S. Dollars) September 30, 2020

We use the fair value method for equity instruments granted to non-employees and use the Black-Scholes model for measuring the fair value of options. The stock based fair value compensation is determined as of the date of the grant (measurement date) and is recognized over the vesting periods.

Warrants

The Company evaluates all of its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives.  For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value using the appropriate valuation methodology and is then re-valued at each reporting date, with changes in the fair value reported in the consolidated statements of operations.  The warrants are presented as a liability because they do not meet the criteria of Accounting Standard Codification ("ASC") topic 480 for equity classification.  Subsequent changes in the fair value of the warrants are recorded in the consolidated statement of operations.

Share repurchases

The Company accounts for the repurchase its common shares as an increase in shares in treasury for the market value of the shares at the time of purchase.  When the shares are cancelled, the issued and outstanding shares are reduced by the $0.001 par value and the difference is accounted for as a reduction in additional paid in capital.

Share-based payment transactions

The fair value is measured at grant date and recognized over the period during which the options vest. The fair value of the options granted is measured using the Black-Scholes option pricing model, taking into account the terms and conditions upon which the options were granted. At each financial position reporting date, the amount recognized as an expense is adjusted to reflect the actual number of share options that are expected to vest.

An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee, including directors of the Company.

In situations where equity instruments are issued to non-employees and some or all of the goods or services received by the entity as consideration cannot be specifically identified, they are measured at fair value of the share-based payment. Otherwise, share-based payments are measured at the fair value of the goods and services received.

Income taxes

The Company accounts for income taxes under the asset and liability method.  Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  Under the asset and liability method the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.  A valuation allowance is recognized if it is more likely than not that some portion or all of the deferred tax asset will not be recognized.

Income (Loss) per share

Basic loss per common share is computed using the weighted average number of common shares outstanding during the period.  To calculate diluted loss per share, the Company uses the treasury stock method and if converted method.  As of September 30, 2020, there were zero warrants (December 31, 2019 - 1,250,000) and 2,388,500 stock options (December 31, 2019 - 2,615,000).  For the nine-month period ending September 30, 2020, the fully diluted weighted average shares outstanding would increase to 48,964,504 (September 30, 2019 - 50,042,694) from the basic weighted average shares outstanding of 46,576,004 (September 30, 2019 - 46,177,694).  This increase did not change the income per share from the basic income per share number.

XTRA-GOLD RESOURCES CORP. NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Expressed in U.S. Dollars) September 30, 2020

Foreign exchange

The Company's functional currency is the U.S. dollar. Any monetary assets and liabilities that are in a currency other than the U.S. dollar are translated at the rate prevailing at year end.  Revenue and expenses in a foreign currency are translated at rates that approximate those in effect at the time of translation.  Gains and losses from translation of foreign currency transactions into U.S. dollars are included in current results of operations.

Financial instruments

The Company's financial instruments consist of cash and cash equivalents, trading securities, receivables, accounts payable and accrued liabilities.  It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from its financial instruments.  The fair values of these financial instruments approximate their carrying values unless otherwise noted.  Cash in Canada is primarily held in financial institutions.  Balances on hand may exceed insured maximums.  Cash in Ghana is held in banks with a strong international presence.  Ghana does not insure bank balances.

Fair value of financial assets and liabilities

The Company measures the fair value of financial assets and liabilities based on US GAAP guidance which defines fair value, establishes a framework for measuring fair value, and expands disclosure about fair value measurements.

The Company classifies financial assets and liabilities as held-for-trading, available-for-sale, held-to-maturity, loans and receivables or other financial liabilities depending on their nature. Financial assets and financial liabilities are recognized at fair value on their initial recognition, except for those arising from certain related party transactions which are accounted for at the transferor's carrying amount or exchange amount.

Financial assets and liabilities classified as held-for-trading are measured at fair value, with gains and losses recognized in net income.  Financial assets classified as held-to-maturity, loans and receivables, and financial liabilities other than those classified as held-for-trading are measured at amortized cost, using the effective interest method of amortization.  Financial assets classified as available-for-sale are measured at fair value, with unrealized gains and losses being recognized as other comprehensive income until realized, or if an unrealized loss is considered other than temporary, the unrealized loss is recorded in income.

Financial instruments, including cash and cash equivalents, accounts payable and accrued liabilities are carried at cost, which management believes approximates fair value due to the short-term nature of these instruments.  Investments in trading securities are classified as held for trading, with unrealized gains and losses being recognized in income.

The following table presents information about the assets that are measured at fair value on a recurring basis as of September 30, 2020 and December 31, 2019, and indicates the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value.  In general, fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets.  Fair values determined by Level 2 inputs utilize data points that are observable such as quoted prices, interest rates and yield curves.  Fair values determined by Level 3 inputs are unobservable data points for the asset or liability, and included situations where there is little, if any, market activity for the asset.

	September 30, 2020	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Cash and cash equivalents	$5,802,808	$5,802,808	$-	$-
Restricted cash	296,322	296,322	-	-
Investment in trading securities	1,867,178	1,867,178	-	-
Total	$7,966,308	$7,966,308	$-	$-

XTRA-GOLD RESOURCES CORP. NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Expressed in U.S. Dollars) September 30, 2020

	December 31, 2019	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Cash and cash equivalents	$3,981,239	$3,981,239	$-	$-
Restricted cash	296,322	296,322	-	-
Marketable securities	887,143	887,143	-	-
Warrant liability	(137,313)	-	-	(137,313)
Total	$5,027,391	$5,164,704	$-	$(137,313)

The fair values of cash and cash equivalents and marketable securities are determined through market, observable and corroborated sources.  The fair value of the warrant liability is determined through the Black Scholes valuation model.

Concentration of credit risk

The financial instrument which potentially subjects the Company to concentration of credit risk is cash.  The Company maintains cash in bank accounts that, at times, may exceed federally insured limits.  As of September 30, 2020, the Company held $4,515,699 (December 31, 2019 - $3,646,758) in low risk money market funds which are not federally insured.  The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risks on its cash in bank accounts.  The company has contracted to sell all its recovered gold through a licensed exporter in Ghana.

The Company uses one smelter to process its raw gold.  Ownership of the gold is transferred to the smelting company at the mine site.  The Company has not experienced any losses from this sole sourced smelter and believes it is not exposed to any significant risks on its gold processing.

Recent accounting pronouncements

In May 2014, the FASB issued ASU No. 2014-09, "Revenue from Contracts with Customers (Topic 606)" (ASU 2014-09) as modified by ASU No. 2015-14, "Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date," ASU 2016-08, "Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net)," ASU No. 2016-10, "Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing," and ASU No. 2016-12, "Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients." The revenue recognition principle in ASU 2014-09 is that an entity should recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

In addition, new and enhanced disclosures will be required. Companies may adopt the new standard either using the full retrospective approach, a modified retrospective approach with practical expedients, or a cumulative effect upon adoption approach. The Company adopted ASU 2014-09 on January 1, 2018, using the modified retrospective approach. Because the Company doesn't have any customer contracts as of January 1, 2018, the adoption of ASU 2014-09 did not have a material impact on the Company's financial position, results of operations, equity or cash flows.

In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements-Going Concern, which requires management of an entity to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity's ability to continue as a going concern within one year after the date that the financial statements are issued or available to be issued. This update is effective for annual periods ending after December 15, 2016. The adoption of this standard did not have a material impact on our consolidated financial statements.

In July 2015, the FASB issued Accounting Standards Update No. 2015-16, Business Combinations (Topic 805): Simplifying the Accounting for Measurement Period Adjustments. ASU 2015-16 requires that an acquirer recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. The amendments in this Update require that the acquirer record, in the same period's financial statements, the effect on earnings of changes in depreciation, amortization, or other income effects, if any, as a result of the change to the provisional amounts, calculated as if the accounting had been completed at the acquisition date. Any current period adjustments to provisional amounts that would have impacted a prior period's earnings had they been recognized at the acquisition date are required to be presented separately on the face of the income statement or disclosed in the notes. The amendments in this Update are effective for fiscal years beginning after December 15, 2015, including interim periods within those fiscal years. The amendments in this Update should be applied prospectively to adjustments to provisional amounts that occur after the effective date of this Update with earlier application permitted for financial statements that have not been issued. Therefore the amendments in ASU 2015-16 became effective for us as of the beginning of our 2017 fiscal year. The adoption of this guidance did not have a material impact upon our financial condition or results of operations.

XTRA-GOLD RESOURCES CORP. NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Expressed in U.S. Dollars) September 30, 2020

In November 2015, the FASB issued ASU No. 2015-17, Income Taxes (Topic 740), which requires that all deferred income tax assets and liabilities be presented as noncurrent in the balance sheet. The pronouncement is effective for financial statements issued for annual periods beginning after December 15, 2018 with early application permitted. The adoption of this guidance did not have a material impact on our consolidated financial statements.

In November 2016, the FASB issued ASC Update No. 2016-18 (Topic 230) Statement of Cash Flows - Restricted Cash (a consensus of the FASB Emerging Issues Task Force). The amendments in this update require that restricted cash and restricted cash equivalents be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. Current GAAP does not include specific guidance on the cash flow classification and presentation of changes in restricted cash. The updated guidance is effective for interim and annual periods beginning after December 15, 2017 and is required to be applied using a retrospective transition method to each period presented. The Company implemented this guidance effective January 1, 2018. Implementing this guidance did not have an impact on the Company's statement of cash flows, as restricted cash, if any, has already been included in total cash and cash equivalents.

 In January 2016, the FASB issued Accounting Standards Update No. 2016-01, Financial Instruments - Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. ASU 2016-01 requires that equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) are to be measured at fair value with changes in fair value recognized in net income. However, an entity may choose to measure equity investments that do not have readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. Furthermore, equity investments without readily determinable fair values are to be assessed for impairment using a quantitative approach. The amendments in ASU 2016-01 should be applied by means of a cumulative-effect adjustment to the balance sheet as of the beginning of the fiscal year of adoption, with other amendments related specifically to equity securities without readily determinable fair values applied prospectively. The amendments in ASU 2016-01 became effective for us as of the beginning of our 2019 fiscal year. The adoption of this guidance did not have a material impact upon our consolidated financial condition or results of operations.

Company adopted the Financial Accounting Standards Board's ("FASB") Accounting Standards Update No. 2016-02, "Leases (Topic 842)" which superseded previous lease guidance ASC 840, Leases. Topic 842 is a new lease model that requires a company to recognize right-of-use ("ROU") assets and lease liabilities on the balance sheet. The adoption of Topic 842 did not have a material impact on the Company's consolidated income statement or consolidated cash flow statement.

The Company adopted the package of practical expedients and transition provisions available for expired or existing contracts, which allowed the Company carry forward its historical assessments of 1) whether contracts are or contain leases, 2) lease classification and 3) initial direct costs. Additionally, for real estate leases, the Company adopted the practical expedient that allows lessees to treat the lease and non-lease components of leases as a single lease component. The Company also elected the hindsight practical expedient to determine the reasonably certain lease term for existing leases. Further, the Company elected the short-term lease exception policy, permitting it exclude the recognition requirements for leases with terms of 12 months or less.

On March 30, 2016, the FASB issued ASU No. 2016-09, Improvements to Employee Share-Based Payment Accounting, which simplifies various aspects related to the accounting and presentation of share-based payments. The amendments require entities to record all tax effects related to share-based payments at settlement or expiration through the income statement and the windfall tax benefit to be recorded when it arises, subject to normal valuation allowance considerations. All tax-related cash flows resulting from share-based payments are required to be reported as operating activities in the statement of cash flows. The updates relating to the income tax effects of the share-based payments including the cash flow presentation must be adopted either prospectively or retrospectively. Further, the amendments allow the entities to make an accounting policy election to either estimate forfeitures or recognize forfeitures as they occur. If an election is made, the change to recognize forfeitures as they occur must be adopted using a modified retrospective approach with a cumulative effect adjustment recorded to opening retained earnings. The adoption of this standard in 2019 did not have a material impact upon our financial condition or results of operations.

XTRA-GOLD RESOURCES CORP. NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Expressed in U.S. Dollars) September 30, 2020

In August 2016, the FASB issued ASU 2016-15 Statement of Cash Flows (Topic 230), Classification of Certain Cash Receipts and Cash Payments. The amendments in this update provided guidance on eight specific cash flow issues. This update provided specific guidance on each of the eight issues, thereby reducing the diversity in practice in how certain transactions are classified in the statement of cash flows. ASU 2016-15 is effective for fiscal years and interim periods beginning after December 31, 2017. Early adoption is permitted. The Company adopted ASU 2016-15 effective April 1, 2017. The adoption of this ASU did not have a material impact on our consolidated financial statements.

In January 2017, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business, in an effort to clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The amendments of this ASU are effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. The adoption of this guidance did not have a material impact on our consolidated financial statements.

In June 2018, the FASB issued "ASU 2018-07 - Compensation - Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting". The amendments in this update expand the scope of Topic 718 to include share-based payment transactions for acquiring goods and services from nonemployees. An entity should apply the requirements of Topic 718 to nonemployee awards except for specific guidance on inputs to an option pricing model and the attribution of cost (that is, the period of time over which share-based payment awards vest and the pattern of cost recognition over that period). The amendments specify that Topic 718 applies to all share-based payment transactions in which a grantor acquires goods or services to be used or consumed in a grantor's own operations by issuing share-based payment awards. The amendments also clarify that Topic 718 does not apply to share-based payments used to effectively provide (1) financing to the issuer or (2) awards granted in conjunction with selling goods or services to customers as part of a contract accounted for under Topic 606, Revenue from Contracts with Customers. Adoption of ASU 2018-07 did not have a material impact on the Company's consolidated financial statements.

4. INVESTMENTS IN TRADING SECURITIES

At September 30, 2020 and December 31, 2019, the Company held investments classified as trading securities, which consisted of various equity securities.  All trading securities are carried at fair value.  As of September 30, 2020, the fair value of trading securities was $1,867,178 (December 31, 2019 - $887,143).

	September 30, 2020	December 31, 2019
Investments in trading securities at cost	$1,652,845	$923,009
Unrealized gains (losses)	214,333	(35,866)
Investments in trading securities at fair market value	$1,867,178	$887,143

XTRA-GOLD RESOURCES CORP. NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Expressed in U.S. Dollars) September 30, 2020

5. EQUIPMENT

	September 30, 2020
	Cost	Accumulated Amortization	Net Book Value

Furniture and equipment	$-	$-	$-
Computer equipment	-	-	-
Exploration equipment	2,116,589	1,564,208	552,381
Vehicles	547,293	407,719	139,574
	$2,663,882	$1,971,927	$691,955

The company expensed $115,078 for amortization in the nine months ended September 30, 2020.

	December 31, 2019
	Cost	Accumulated Amortization	Net Book Value

Furniture and equipment	$-	$-	$-
Computer equipment	-	-	-
Exploration equipment	1,805,789	1,472,127	333,662
Vehicles	456,784	384,722	72,062
	$2,262,573	$1,856,849	$405,724

The company expensed $142,323 for amortization in 2020 ($105,052 in the six months ended September 30, 2019).

6. MINERAL PROPERTIES

	September 30, 2020	December 31, 2019

Acquisition costs	1,607,729	1,607,729
Asset retirement obligation (Note 7)	8,133	8,133
Option payments received	(881,440)	(881,440)
Total	734,422	734,422

Kibi, Kwabeng and Pameng Projects

The Company holds the mineral rights over the lease area for Kibi, Kwabeng, and Pameng Projects, all of which are located in Ghana.  All three mining leases grant the Company the right to produce gold.  The Kwabeng and Pameng mining leases expired on July 26, 2019.

All required documentation to extend the lease for our Kibi Project (formerly known as the Apapam Project) for 15 years from December 17, 2015 has been submitted to the Ghana Minerals Commission.  No additional information was requested or submitted in the year ended December 31, 2019.  As of these extensions generally take years for the regulatory review to be completed, and the Company is not yet in receipt of the renewal extension approval.  However, until the Company receives the renewal extension approval, the old lease remains in force under the mineral laws. The renewal extension is in accordance with the terms of application and payment of fees to the Minerals Commission.

The Company has applied to Minerals Commission for a renewal extension for the Kwabeng and Pameng mining leases and has submitted all the required documentation to renew and extend these leases for a further 15 years.

XTRA-GOLD RESOURCES CORP. NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Expressed in U.S. Dollars) September 30, 2020

All gold production will be subject to a production royalty of the net smelter returns ("NSR") payable to the Government of Ghana.

Banso and Muoso Projects

During the year ended December 31, 2010, the Company made an application to Mincom to convert a single prospecting license ("PL") securing its interest in the Banso and Muoso Projects located in Ghana to a mining lease covering the lease area of each of these Projects.  This application was approved by Mincom who subsequently made recommendation to the Minister of Lands, Forestry and Mines to grant an individual mining lease for each Project.  On January 6, 2011, the Government of Ghana granted two mining leases for these Projects.  These mining leases grant the Company mining rights to produce gold in the respective lease areas until January 5, 2025 with respect to the Banso Project and until January 5, 2024 with respect to the Muoso Project.  These mining leases supersede the PL previously granted to the Company.  Among other things, both mining leases require that the Company

i) pay the Government of Ghana a fee of $30,000 in consideration of granting of each lease (paid in the March 2011 quarter);

ii) pay annual ground rent of GH¢189,146 (approximately USD$35,688) for the Banso Project and GH¢202,378 (approximately USD$38,185) for the Muoso Project;

iii) commence commercial production of gold within two years from the date of the mining leases; and

iv) pay a production royalty to the Government of Ghana.  The Company has filed for the necessary permits to commence work on the project.  The permits were approved and work has commenced on the properties.

Mining Lease and Prospecting License Commitments

The Company is committed to expend, from time to time fees payable

(a) to the Minerals Commission for:

(i) a grant or renewal of an expiry date of a prospecting license (currently an annual fee maximum of $70.00 per cadastral unit/or 21.24 hectare);

(ii) a grant or renewal of a mining lease (currently an annual fee maximum of $1,000.00 per cadastral units/or 21.24 hectare); and

(iii) annual operating permits;

(b) to the Environmental Protection Agency ("EPA") (of Ghana) for:

i) processing and certificate fees with respect to EPA permits;

ii) the issuance of permits before the commencement of any work at a particular concession; or

iii) the posting of a bond in connection with any mining operations undertaken by the Company;

(c) for a legal obligation associated with our mineral properties for clean up costs when work programs are completed.

7. ASSET RETIREMENT OBLIGATION

	September 30, 2020	December 31, 2019

Balance, beginning of year	158,914	188,228
Change in obligation	(4,631)	(29,314)
Accretion expense	-	-
Balance, end of year	154,283	158,914

The Company has a legal obligation associated with its mineral properties for clean up costs when work programs are completed.

The undiscounted amount of cash flows, required over the estimated reserve life of the underlying assets, to settle the obligation, adjusted for inflation, is estimated at $154,283 (2019 - $158,914).  During 2020 and 2019, the obligation was estimated based on actual reclamation cost experience on an average per acre basis and the remaining acres to be reclaimed.  It is expected that this obligation will be funded from general Company resources at the time the costs are incurred.  The Company has been required by the Ghanaian government to post a bond of US$296,322 which has been recorded in restricted cash.

XTRA-GOLD RESOURCES CORP. NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Expressed in U.S. Dollars) September 30, 2020

8. CAPITAL STOCK

Issuances of shares

During the period ended September 30, 2020, the Company issued 885,000 shares at CAD$0.50 per share for proceeds of CAD$442,500 ($333,247) on exercise of warrants and 346,500 common shares on exercise of stock options at strike prices between CAD$0.15 and CAD$0.50 per share for proceeds of $79,933 (CAD$94,575).

The Company did not issue shares during the year ended December 31, 2019.

Cancellation of shares

During the period ended September 30, 2020, a total of 177,000 common shares were re-purchased for $60,100.  These shares were cancelled during the period ended September 30, 2020.

During the year ended December 31, 2019, a total of 401,800 common shares were re-purchased for $124,145 and cancelled.  A total of 25,000 common shares were re-purchased for $9,430 and held in treasury.  These 25,000 shares were cancelled in January 2020.

Stock options

At June 30, 2011, the Company adopted a new 10% rolling stock option plan (the "2011 Plan") and cancelled the 2005 equity compensation plan.  Pursuant to the 2011 Plan, the Company is entitled to grant options and reserve for issuance up to 10% of the shares issued and outstanding at the time of grant.  The terms and conditions of any options granted, including the number and type of options, the exercise period, the exercise price and vesting provisions, are determined by the Compensation Committee which makes recommendations to the board of directors for their approval.  The maximum term of options granted cannot exceed 10 years.

 The TSX's rules relating to security-based compensation arrangements require that every three years after the institution of a security-based compensation arrangement which does not have a fixed maximum aggregate of securities issuable, all unallocated options must be approved by a majority of the Company's directors and by the Company's shareholders.  The Board approved all unallocated options under the Option Plan on March 28, 2017 which was approved by the Company's shareholders at the annual and special meeting held on June 25, 2020.

At September 30, 2020, the following stock options were outstanding:

Number of Options	Exercise Price	Expiry Date

112,500	CDN$0.35	November 1, 2020
30,000	CDN$0.50	March 1, 2021
100,000	CDN$0.225	March 1, 2021
125,000	CDN$0.65	July 25, 2021
120,000	CDN$0.59	May 31, 2022
125,000	CDN$0.27	July 1, 2022
382,000	CDN$0.15	December 31, 2022
54,000	CDN$0.60	June 1, 2025
250,000	CDN$0.20	October 8, 2025
400,000	CDN$0.40	May 5, 2026
690,000	CDN$0.30	July 1, 2026

XTRA-GOLD RESOURCES CORP. NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Expressed in U.S. Dollars) September 30, 2020

Stock option transactions and the number of stock options outstanding are summarized as follows:

	September 30, 2020		December 31, 2019
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of year	2,615,000	$0.23	2,615,000	$0.23
Granted	174,000	-	-	-
Exercised	(364,500)	-	-	-
Cancelled/Expired	(54,000)	-	-	-
Outstanding, end of period	2,388,500	$0.23	2,615,000	$0.23

Exercisable, end of period	2,328,500	$0.23	2,615,500	$0.23

The aggregate intrinsic value for options vested and for total options as of September 30, 2020 is approximately $624,008 (December 31, 2019 - $688,753).  The weighted average contractual term of stock options outstanding and exercisable as at September 30, 2020 is 3.9 years (December 31, 2019 - 4.1 years).

The fair value of stock options granted, vested, and modified during the period ended September 30, 2020 was $90,151, (December 31, 2019 was $10,642) which has been included in general and administrative expense.

The following assumptions were used for the Black-Scholes valuation of stock options amended during the periods ended September 30, 2020 and December 31, 2019:

	2020	2019

Risk-free interest rate	1.75%	1.75%
Expected life	3.0 years	1.8 to 2.6 years
Annualized volatility	130%	73%
Dividend rate	-	-

Warrants

At September 30, 2020, there were no warrants outstanding.

Warrant transactions and the number of warrants outstanding are summarized as follows:

	2020		2019

Balance, beginning of period	1,250,000	CAD$ 0.50	1,250,000	CAD$0.50
Issued	-		-
Exercised	(885,000)	CAD$ 0.50	-
Expired	(365,000)	CAD$ 0.50	-
Balance, end of period	-		1,250,000	CAD$0.50

Under US GAAP when the strike price of the warrants is denominated in a currency other than an entity's functional currency, the warrants would not be considered indexed to the entity's own stock, and would consequently be considered to be a derivative liability.  The common share purchase warrants described above are denominated in CAD dollars and the Company's functional currency is the US dollar.  As a result, the Company determined that these warrants are not considered indexed to the Company's own stock and characterized the fair value of these warrants as derivative liabilities upon issuance. The derivative will be subsequently marked to market through income.

XTRA-GOLD RESOURCES CORP. NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Expressed in U.S. Dollars) September 30, 2020

The Company determined that the fair value of the warrant liability using the Black-Scholes Options Pricing Model at May 25, 2016 to be $70,712.  In August 2017, the Company extended the term of the non-broker warrants until August 25, 2018 and decreased the strike price of the warrants to CAD$0.50.  The Company determined that the warrant extension created a fair value of the warrant liability using the Black-Scholes Options Pricing Model at August 25, 2017 of $17,112.

The Company recorded the full value of the derivative as a liability at issuance and recognized the amount as financing expense in the consolidated statement of operations. In August 2017, a further charge was recognized when the non-broker warrants were extended and the strike price was changed.  At December 31, 2019, 2018, and 2017, the fair value adjustment was recognized in the consolidated statement of operations.

In August 2018, the Company extended the term of the warrants until February 25, 2020, leaving the strike price unchanged.  The Company determined that the warrant extension created a fair value of the warrant liability using the Black-Scholes Options Pricing Model at August 25, 2018 of $11,147.  This value was recognized as an expense in the period incurred.

The fair value of the warrants estimated at December 31, 2019 using the Black-Scholes Options Pricing Model was $137,313. On exercise of the warrants a value of $97,218 was ascribed to Paid in capital and $40,095 was recognized as a valuation adjustment through the Statement of Operations.

9. RELATED PARTY TRANSACTIONS

During the nine-month periods ended September 30, 2020 and September 30, 2019, the Company entered into the following transactions with related parties:

	September 30, 2020	September 30, 2019

Consulting fees paid or accrued to officers or their companies	$768,296	$669,943
Directors' fees	1,650	1,747
Stock-based compensation	17,657	-

Of the total consulting fees noted above, $531,637 (September 30, 2019 - $352,232) was incurred by the Company to a private company of which a related party is a 50% shareholder and director.  The related party was entitled to receive $265,819 (September 30, 2019 - $176,116) of this amount.  As at September 30, 2020, a prepaid balance of $11,955 (December 31, 2019 - a prepaid balance of $83,592) exists to this related company and $Nil (December 31, 2019 - $3,800) remains payable to the related party for expenses earned for work on behalf of the Company.

During 2020 the Company granted 54,000 stock options to insiders at an exercise price of CAD$ 0.60 per option.  During 2019 the Company did not grant stock options to insiders.

10. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	September 30, 2020	December 31, 2019

Cash paid during the period for:
Interest	$-	$-
Income taxes	$-	$-

There were no significant non-cash transactions during the period ended September 30, 2020 or the year ended December 31, 2019.

11.	DEFERRED INCOME TAXES

This note was not updated for the current period.

XTRA-GOLD RESOURCES CORP. NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Expressed in U.S. Dollars) September 30, 2020

12. SEGMENTED INFORMATION

The Company has one reportable segment, being the exploration and development of resource properties.

Geographic information is as follows:

	September 30, 2020	December 31, 2019

Cash and restricted cash:
Canada	$4,562,896	$3,704,205
Ghana	1,536,235	573,356
Total cash and restricted cash	6,099,131	4,277,561
Capital assets
Canada	-	-
Ghana	1,426,377	1,140,147
Total capital assets	1,426,377	1,140,147
Total	$7,525,508	$5,417,708

Net (loss) profit:
Canada	$150,968	$984,446
Ghana	2,137,178	1,263,511
Total	$2,288,146	$2,247,957

13. CONTINGENCY AND COMMITMENTS

The Government of Ghana initially required an environmental bond of $385,000 for the Banso permit and $327,000 for the Muoso permit.  The Company has submitted a request for a reduction of these fees to the government and is awaiting a response.

The Company is a party to two pending lawsuits.  The first lawsuit claims mining activities of the Company are illegal and cause substantial environmental damage to the community.  The second lawsuit claims that all leases issued to mining companies in Ghana violate the Ghana Constitution and are therefore illegal.  The Company will defend itself in each of these lawsuits if required, and believes both cases are completely without merit and frivolous.

The Company is subject to additional legal proceedings and claims which arise in the ordinary course of its business. Although occasional adverse decisions or settlements may occur, the Company believes that the final disposition of such matters should not have a material adverse effect on its financial position, results of operations or liquidity.

On July 23, 2019, Minerals Commission issued four invoices totaling $4,654,800 to our Ghanaian subsidiary.  These invoices were titled "Outstanding Annual Mineral Right Fees" for four of our concessions (Muoso, Banso, Pameng and Apapam), which Minerals Commission indicated were related to the period from 2013 to 2018, for new annual mineral fees.  However, all of our mining leases all have a one-time fixed consideration fee, which was paid when our leases were granted.  We responded to Minerals Commission (the "Letters") on September 23, 2019, objecting to the four improper invoices.  Our Letters outline the specific violated terms of our leases and various mineral laws.  The Minerals Commission has not responded to our Letter.  Should Minerals Commission challenge our Letters, our Company could enter dispute resolution arbitration clause under the Mineral Act.  We believe the invoices are not legally enforceable under the Mineral Act, and have not included any amount related to these invoices in our accounts.

XTRA-GOLD RESOURCES CORP. NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Expressed in U.S. Dollars) September 30, 2020

13. SUBSEQUENT EVENTS

Subsequent to September 30, 2020, the company granted 260,000 stock options to directors and officers, and 100,000 stock options to other individuals.  The options have a strike price of CAD$1.23 per share and a term of five years.  The options will vest on issuance.